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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                                  Unitrin, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   913275 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Singleton Group LLC
                          335 N. Maple Drive, Suite 177
                             Beverly Hills, CA 90210
                                 (310) 278-1177
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 18, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


             Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 9 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913275 10 3                  13D                     Page 2 of 9 Pages

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Singleton Group LLC,  I.R.S. No. 95-4786924

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


        OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


        Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          14,484,520
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    14,484,520
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


               14,484,520
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        21.2% (based on the number of shares outstanding as of July 31, 2000 as reported on Unitrin, Inc.'s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on August 11, 2000).

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
               OO

CUSIP No. 913275 10 3                  13D                     Page 3 of 9 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        William W. Singleton, as Manager of the Singleton Group LLC

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


        OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


        U.S.A.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    26,000
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          14,484,520
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    26,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    14,484,520
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


               14,510,520
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.3% (based on the number of shares outstanding as of July 31, 2000 as reported on Unitrin, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2000).
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
               IN
--------------------------------------------------------------------------------

CUSIP No. 913275 10 3                  13D                     Page 4 of 9 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Caroline W. Singleton, as Manager of the Singleton Group LLC

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


        OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


        U.S.A.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    14,484,520
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


               14,484,520
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.2% (based on the number of shares outstanding as of July 31, 2000 as reported on Unitrin, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2000).

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
               IN

CUSIP No. 913275 10 3                  13D                     Page 5 of 9 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Donald E. Rugg, as Manager of the Singleton Group LLC

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


        U.S.A.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    215
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    14,484,520
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    215
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    14,484,520

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


               14,484,735
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.2% (based on the number of shares outstanding as of July 31, 2000 as reported on Unitrin, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2000).

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
               IN

CUSIP No. 913275 10 3                  13D                     Page 6 of 9 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Caroline W. Singleton, as Sole Trustee of the Survivor's Trust under the Singleton Family Trust
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


        U.S.A.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    14,484,520 until August 21, 2000
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    14,484,520 until August 21, 2000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


               14,484,520 until August 21, 2000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.2% until August 21, 2000 (based on the number of shares outstanding as of July 31, 2000 as reported on Unitrin, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2000).

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
               IN

CUSIP No. 913275 10 3                  13D                     Page 7 of 9 Pages

--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

Common Stock, par value $0.10, of Unitrin, Inc., One East Wacker Drive, Chicago, Illinois, 60601 (the "Company").

--------------------------------------------------------------------------------

Item 2.  Identity and Background.

        This statement is being filed jointly by the Singleton Group LLC ("LLC"), Caroline W. Singleton, as sole trustee of the Survivor's Trust under the Singleton Family Trust, and Caroline W. Singleton, William W. Singleton and Donald E. Rugg as managers of the LLC (collectively, "Reporting Persons"), pursuant to their agreement to the joint filing of this statement. Caroline W. Singleton, William W. Singleton, and Donald E. Rugg are managers of the LLC and may be considered members of a group with the LLC. Until August 21, 2000, the Trust had a majority interest in the LLC.


        The LLC, a limited liability company formed under the laws of Delaware, is engaged in investing and holding domestic and foreign equity securities, government securities and related instruments. Caroline W. Singleton is sole trustee of the Survivor's Trust under the Singleton Family Trust ("Trust"), which is a survivor's revocable trust formed under the laws of California. William W. Singleton is a manager at the Singleton Group, whose principal business is the management of certain real property and securities assets. Donald E. Rugg is Controller of the Singleton Group. Caroline W. Singleton, William W. Singleton and Donald E. Rugg are United States citizens.


        The principal business address of each of the Reporting Persons is: 335
N. Maple Drive, Suite 177, Beverly Hills, California 90210.


        During the past five years, the Reporting Persons have not been convicted in a criminal proceeding and they have not been party to any civil proceeding of a judicial or administrative body and as a result of which the person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


--------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.

        Caroline W. Singleton, as trustee of the Trust, contributed 14,484,520 shares of the Company ("Shares") to the LLC. As managers of the LLC, Caroline W. Singleton, William W. Singleton and Donald E. Rugg share dispositive power with respect to the Shares, and William W. Singleton and Donald E. Rugg share voting power with respect to the Shares. Until August 21, 2000, Caroline W. Singleton, as sole trustee of the Trust, was deemed to have beneficial ownership of the Shares in her capacity as trustee of the Trust and as a result of the Trust's membership interests in the LLC.

--------------------------------------------------------------------------------

Item 4.  Purpose of Transaction.

        The Reporting Persons hold the securities reported in Item 5(a) for investment purposes. Although the Reporting Persons have no contract or agreement to purchase or sell shares from or to any person, they may individually or as a group purchase shares from time to time if shares are available at prices considered to be attractive for purchases, and may sell shares from time to time if shares can be sold at prices considered to be attractive for sales. Whether the Reporting Persons purchase or sell shares and the exact number of shares purchased or sold will depend upon a variety of factors, including the market price, market conditions, availability and need for funds, and the evaluation of alternative interests.

        Except as disclosed in this Item 4, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of
Schedule 13D.

CUSIP No. 913275 10 3                  13D                     Page 8 of 9 Pages



--------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

        (a) The LLC and Caroline W. Singleton, as a manager of the LLC, are each a beneficial owner of 14,484,520 shares of Common Stock which constitute 21.2 percent of the Common Stock outstanding; Donald E. Rugg is a beneficial owner of 14,484,735 shares of Common Stock which constitute 21.2 percent of the Common Stock outstanding; William W. Singleton is a beneficial owner of 14,510,520 shares of Common Stock which constitute 21.3 percent of the Common Stock outstanding; until August 21, 2000 Caroline W. Singleton, as trustee of the Trust, was a beneficial owner of 14,484,520 shares of Common Stock which constituted 21.2 percent of the Common Stock outstanding (all percentage figures are based on the number of shares outstanding as of July 30, 2000 as reported on Unitrin, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on August 11,
2000).

        (b) The LLC and Caroline W. Singleton, William W. Singleton and Donald
E. Rugg, as managers of the LLC, share dispositive power with respect to 14,484,520 shares of Common Stock of the Company. The LLC and William W. Singleton and Donald E. Rugg, as managers of the LLC, share voting power with respect to 14,484,520 shares of Common Stock of the Company. In addition to the foregoing, William W. Singleton has sole voting and dispositive power with respect to 26,000 shares of Common Stock and Donald E. Rugg has sole voting and dispositive power with respect to 215 shares of Common Stock. Until August 18, 2000 Caroline W. Singleton, as sole trustee of the Trust, was deemed to have direct voting and dispositive powers in her capacity as trustee of the Trust and from August 18, 2000 until August 21, 2000 she was deemed to have indirect voting and dispositive powers in her capacity as trustee of the Trust as a result of the Trust's membership interests in the LLC with respect to 14,484,520 shares of Common Stock.

        (c) Except as set forth in this statement, none of the Reporting Persons has effected any transactions in the securities of the Company in the last 60 days that was not reported on a prior Schedule 13D.


        (d) Not applicable.


        (e) Not applicable.

--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Caroline W. Singleton, William W. Singleton and Donald E. Rugg are the managers of the LLC, and under its operating agreement, have the power and authority as managers to vote and buy, sell and otherwise deal in securities, except that Caroline W. Singleton does not have direct or indirect voting power with respect to shares of a "controlled corporation" (as defined in Section 2036(b)(2) of the Internal Revenue Code of 1986, as amended). The managers of the LLC may be removed for or without cause by members having a majority interest in the LLC. Until August 21, 2000 the Trust had a majority interest in the LLC. Members of the LLC are not agents of the LLC nor may they bind or execute any instrument on behalf of the LLC.


--------------------------------------------------------------------------------

Item 7.  Material to be Filed as Exhibits.

        Exhibit 7.1       Joint Filing Agreement

--------------------------------------------------------------------------------





                            [Signature Page Follows]

CUSIP No. 913275 10 3                  13D                     Page 9 of 9 Pages



                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 23, 2000                     Singleton Group LLC, a Delaware
                                            limited liability company


                                            By: /s/ Caroline W. Singleton
                                                --------------------------------
                                                Caroline W. Singleton, Manager


                                            /s/ Caroline W. Singleton
                                            --------------------------------
                                            Caroline W. Singleton, Sole
                                            Trustee of The Survivor's Trust
                                            under the Singleton Family Trust
                                            dated August 13, 1999


                                            /s/ Caroline W. Singleton
                                            ------------------------------------
                                                Caroline W. Singleton


                                            /s/ William W. Singleton
                                            ------------------------------------
                                                William W. Singleton


                                            /s/ Donald E. Rugg
                                            ------------------------------------
                                                Donald E. Rugg

                        AGREEMENT REGARDING JOINT FILING
                          OF STATEMENT ON SCHEDULE 13D


        In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.10 per share, of Unitrin, Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


Dated:  August 23, 2000                     Singleton Group LLC, a Delaware
                                            limited liability company


                                            By: /s/ Caroline W. Singleton
                                                --------------------------------
                                                Caroline W. Singleton, Manager


                                            /s/ Caroline W. Singleton
                                            --------------------------------
                                            Caroline W. Singleton, Sole
                                            Trustee of The Survivor's Trust
                                            under the Singleton Family Trust
                                            dated August 13, 1999


                                            /s/ Caroline W. Singleton
                                            ------------------------------------
                                                Caroline W. Singleton


                                            /s/ William W. Singleton
                                            ------------------------------------
                                                William W. Singleton


                                            /s/ Donald E. Rugg
                                            ------------------------------------
                                                Donald E. Rugg